UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE YEAR ENDED MARCH 31, 2015
FROM APRIL 1, 2014 TO MARCH 31, 2015
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE YEAR ENDED MARCH 31, 2015

FROM APRIL 1, 2014 TO MARCH 31, 2015

CONSOLIDATED

Released on April 22, 2015

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Annual General Shareholders’ Meeting (Plan): June 23, 2015

Date of Dividend Payment (Plan): June 3, 2015

Date of Filing of Japanese Annual Securities Report (Plan): June 24, 2015

1. Selected Consolidated Financial Performance (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2015	2014
Net sales	¥1,028,385	¥875,109
Ratio of change from the previous fiscal year	17.5%	23.4%
Operating income	111,218	84,864
Ratio of change from the previous fiscal year	31.1%	382.2%
Income before income taxes	107,371	84,460
Ratio of change from the previous fiscal year	27.1%	530.4%
Net income attributable to Nidec Corporation	76,216	56,272
Ratio of change from the previous fiscal year	35.4%	604.6%
Net income attributable to Nidec Corporation per share-basic	¥272.32	¥206.82
Net income attributable to Nidec Corporation per share-diluted	¥256.73	¥193.50
Ratio of net income attributable to Nidec Corporation to average of Nidec Corporation shareholders’ equity *1	12.1%	12.1%
Ratio of income before income taxes to total assets	8.5%	7.8%
Ratio of operating income to net sales	10.8%	9.7%

Notes:

1. Weighted-average of Nidec Corporation shareholders' equity at the beginning and the end of each fiscal year

2. Comprehensive income (loss) attributable to Nidec Corporation:

¥152,664 million for the year ended March 31, 2015 (50.1% increase compared to the fiscal year ended March, 31, 2014)

¥101,697 million for the year ended March 31, 2014 (48.7% increase compared to the fiscal year ended March 31, 2013)

3. Equity in net income (loss) of affiliated companies:

¥29 million for the year ended March 31, 2015

¥(25) million for the year ended March 31, 2014

4. We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2015	March 31, 2014
Total assets	¥1,355,139	¥1,166,938
Total equity	753,298	540,793
Nidec Corporation shareholders’ equity	745,171	517,971
Nidec Corporation shareholders’ equity to total assets	55.0%	44.4%
Nidec Corporation shareholders’ equity per share	¥2,533.74	¥1,878.03

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported Nidec Corporation shareholders’ equity per share has been retroactively adjusted to reflect the stock split.

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014
Net cash provided by operating activities	¥91,875	¥87,219
Net cash used in investing activities	(81,230)	(63,178)
Net cash (used in) provided by financing activities	(19,508)	13,471
Cash and cash equivalents at the end of year	¥269,902	¥247,740

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2016 (target)	Year ended March 31, 2015	Year ended March 31, 2014
Interim dividend per share	¥40.00	¥30.00	¥45.00
Year-end dividend per share	40.00	40.00	55.00
Annual dividend per share	¥80.00	¥70.00	¥100.00
Dividends declared for the year	-	¥20,038 million	¥13,634 million
Dividend payout ratio *1	26.4%	25.7%	24.2%
Dividend to Nidec Corporation shareholders’ equity	-	3.2%	2.9%

Notes:

1. “Annual dividend per share” to “earning per share-basic”

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. However, the actual amounts of dividends for the year ended March 31, 2014 have not been retroactively adjusted and are shown on a pre-stock split basis.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2016)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2015	Year ending March 31, 2016
Net sales	¥550,000	¥1,150,000
Operating income	58,000	130,000
Income before income taxes	56,000	126,000
Net income attributable to Nidec Corporation	40,000	90,000
Net income attributable to Nidec Corporation per share-basic	¥134.93	¥302.73

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: None

Note: Please refer to “Changes Relating to the Basis for Preparing Our Consolidated Financial Statements” in “5. Consolidated Financial Statements (U.S. GAAP) (unaudited)” on page 27 for more information.

(3) Number of shares issued (common stock)

1. Number of shares issued at the end of each period (including treasury stock):

294,108,416 shares at March 31, 2015

290,150,160 shares at March 31, 2014

2. Number of treasury stock at the end of each period:

9,636 shares at March 31, 2015

14,343,952 shares at March 31, 2014

3. Weighted-average number of shares issued at the beginning and end of each period:

279,872,973 shares for the year ended March 31, 2015

272,077,502 shares for the year ended March 31, 2014

Notes:

1. Please refer to “Earnings per share” in “5. Consolidated Financial Statements (U.S. GAAP) (unaudited)” on page 27 for more information.

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported share numbers have been retroactively adjusted to reflect the stock split.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance (Japanese GAAP) (unaudited)

(1) Non-Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2015	2014
Net sales	¥181,325	¥165,953
Ratio of change from the previous fiscal year	9.3%	25.7%
Operating income	3,784	4,865
Ratio of change from the previous fiscal year	(22.2)	-
Ordinary income	27,111	6,139
Ratio of change from the previous fiscal year	341.6	-
Net income	25,217	5,189
Ratio of change from the previous fiscal year	386.0	-
Net income per share-basic	¥90.08	¥19.07
Net income per share-diluted	¥84.79	¥17.64

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income per share-basic and net income per share-diluted have been retroactively adjusted to reflect the stock split.

(2) Non-Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2015	March 31, 2014
Total assets	¥690,302	¥628,338
Net assets	347,531	230,767
Net assets to total assets	50.3%	36.7%
Net assets per share	¥1,181.64	¥836.70

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net assets per share has been adjusted to reflect the effect of the stock split.

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the year ended March 31, 2014 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

We expect to publish investor presentation materials relating to our financial results for the fiscal year ended March 31, 2015 on our corporate website on April 23, 2015.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Year Ended March 31, 2015

Regarding the global economy during the fiscal year ended March 31, 2015, the global expansion of monetary easing, together with a marked decrease in the price of crude oil, raised concerns over the risk of a downward turn in China and other developing economies as well as Europe. In the United States, although expectations remained high that the government would soon implement an exit strategy from its expansionary monetary policy, such steps were postponed, and conditions that are short of being doubt-free are continuing. On the other hand, many Japanese companies benefited from the weak Japanese yen, and despite some unevenness, the Japanese domestic economy remained on a recovery track.

Under such a business environment, we pursued our “second growth phase” strategy with a goal to improve profitability while accelerating growth. As a result, we achieved the highest consolidated net sales in our history for the third consecutive fiscal year, exceeding ¥1 trillion yen for the first time in our history. We also achieved the highest consolidated operating income in our history, exceeding our previous operating income record achieved four years ago and exceeding ¥100 billion yen for the first time in our history. As a result, we also achieved the highest income before income taxes and net income in our history in the year ended March 31, 2015.

With respect to our results by product category, net sales of automotive, appliance, commercial and industrial products, the product category that serves as the driving force behind the transformation of our business portfolio, exceeded net sales of small precision motors in the year ended March 31, 2015 for the first time in our history. Furthermore, in the three months ended March 31, 2015, operating income of automotive, appliance, commercial and industrial products exceeded ¥10 billion for the first time in any fourth quarter period.

2. Consolidated Operating Results

Consolidated Operating Results for the Year Ended March 31, 2015 (“this fiscal year”), Compared to the Year Ended March 31, 2014 (the “previous fiscal year”)

			Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales	¥1,028,385	¥875,109	¥153,276	17.5%
Operating income	111,218	84,864	26,354	31.1
Operating income ratio	10.8%	9.7%	-	-
Income before income taxes	107,371	84,460	22,911	27.1
Net income attributable to Nidec Corporation	76,216	56,272	19,944	35.4

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 17.5% to ¥1,028,385 million for this fiscal year compared to the previous fiscal year, representing the highest annual net sales in our history. Operating income increased 31.1% to ¥111,218 million for this fiscal year compared to the previous fiscal year, representing the highest annual operating income in our history. The average exchange rate between the Japanese yen and the U.S. dollar for this fiscal year was ¥109.93 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 10%, compared to the previous fiscal year. The average exchange rate between the Japanese yen and the Euro for this fiscal year was ¥138.77 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of approximately 3% compared to the previous fiscal year. Fluctuations in foreign currency exchange rates had a positive effect on our net sales of approximately ¥62,700 million and our operating income of approximately ¥7,600 million for this fiscal year compared to the previous fiscal year.

Income before income taxes increased 27.1% to ¥107,371 million for this fiscal year compared to the previous fiscal year, and net income attributable to Nidec Corporation increased 35.4% to ¥76,216 million for this fiscal year compared to the previous fiscal year, representing the highest annual income before income taxes and net income attributable to Nidec Corporation in our history.

Operating Results by Product Category for This Fiscal Year Compared to the Previous Fiscal Year

Small precision motors-

			Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	¥397,999	¥362,513	¥35,486	9.8%
Hard disk drives spindle motors	204,141	185,506	18,635	10.0
Other small precision motors	193,858	177,007	16,851	9.5
Operating income of small precision motors	63,059	56,703	6,356	11.2
Operating income ratio	15.8%	15.6%	-	-

Net sales of small precision motors increased 9.8% to ¥397,999 million for this fiscal year compared to the previous fiscal year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our net sales of small precision motors of approximately ¥32,000 million for this fiscal year compared to the previous fiscal year.

Net sales of spindle motors for hard disk drives, or HDDs, for this fiscal year increased 10.0% to ¥204,141 million compared to the previous fiscal year, although the number of units sold of spindle motors for HDDs decreased approximately 1% compared to the previous fiscal year.

Net sales of other small precision motors for this fiscal year increased 9.5% to ¥193,858 million compared to the previous fiscal year. This increase was mainly due to increases in sales of brushless DC motors and brushless DC fans.

Operating income of small precision motors increased 11.2% to ¥63,059 million for this fiscal year compared to the previous fiscal year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of approximately ¥7,400 million for this fiscal year compared to the previous fiscal year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	¥460,007	¥345,236	¥114,771	33.2%
Appliance, commercial and industrial products	263,005	226,068	36,937	16.3
Automotive products	197,002	119,168	77,834	65.3
Operating income of automotive, appliance, commercial and industrial products	36,748	22,205	14,543	65.5
Operating income ratio	8.0%	6.4%	-	-

Note: Starting from this fiscal year, a portion of the products that was previously included in the “Appliance, commercial and industrial products” category has been reclassified to the “Automotive products” category. To enable comparisons between periods, previously reported amounts have been retroactively reclassified.

Net sales of automotive, appliance, commercial and industrial products increased 33.2% to ¥460,007 million for this fiscal year compared to the previous fiscal year. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥23,500 million for this fiscal year compared to the previous fiscal year.

Net sales of appliance, commercial and industrial products for this fiscal year increased 16.3% compared to the previous fiscal year. This increase was primarily due to larger sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, as well as the positive effect of foreign currency exchange rate fluctuations.

Net sales of automotive products for this fiscal year increased 65.3% compared to the previous fiscal year.  This was primarily due to the contribution of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation, both of which became newly consolidated subsidiaries in the second half of the fiscal year ended March, 31, 2014, and the commencement of mass-production of new product models, as well as the positive effect of foreign currency exchange rate fluctuations.

Operating income of automotive, appliance, commercial and industrial products increased 65.5% to ¥36,748 million for this fiscal year compared to the previous fiscal year mainly due to the increase in sales and a reduction in cost of products sold.

Machinery-

			Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	¥98,800	¥86,955	¥11,845	13.6%
Operating income of machinery	16,148	12,081	4,067	33.7
Operating income ratio	16.3%	13.9%	-	-

Net sales of machinery increased 13.6% to ¥98,800 million for this fiscal year compared to the previous fiscal year mainly due to increases in sales of mounting machine units at Nidec Copal Corporation and test systems for smartphones and tablet computers at Nidec-Read Corporation.

Operating income of machinery increased 33.7% to ¥16,148 million for this fiscal year compared to the previous fiscal year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	¥65,050	¥72,845	¥(7,795)	(10.7)%
Operating income of electronic and optical components	5,008	1,448	3,560	245.9
Operating income ratio	7.7%	2.0%	-	-

Net sales of electronic and optical components decreased 10.7% to ¥65,050 million for this fiscal year compared to the previous fiscal year. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components increased ¥3,560 million to ¥5,008 million for this fiscal year, mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of products sold and lower fixed costs, despite the decrease in sales.

Other products-

			Yen in millions
	Year ended March 31, 2015	Year ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	¥6,529	¥7,560	¥(1,031)	(13.6)%
Operating income of other products	789	366	423	115.6
Operating income ratio	12.1%	4.8%	-	-

Net sales of other products decreased 13.6% to ¥6,529 million and operating income of other products increased 115.6% to ¥789 million for this fiscal year compared to the previous fiscal year. Although net sales of other products decreased, operating income ratio increased compared to the previous fiscal year. This was mainly due to a withdrawal from an underperforming business in the previous fiscal year.

Consolidated Operating Results for the Three Months Ended March 31, 2015 (“this 4Q”), Compared to the Three Months Ended December 31, 2014 (“this 3Q”)

			Yen in millions
	Three months ended March 31, 2015	Three months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales	¥274,619	¥264,255	¥10,364	3.9%
Operating income	30,491	28,804	1,687	5.9
Operating income ratio	11.1%	10.9%	-	-
Income before income taxes	26,062	29,771	(3,709)	(12.5)
Net income attributable to Nidec Corporation	18,185	21,318	(3,133)	(14.7)

Consolidated net sales increased 3.9% to ¥274,619 million for this 4Q compared to this 3Q, representing the highest three-month net sales in our history for the fifth consecutive quarter. Operating income increased for the eighth consecutive quarter to ¥30,491 million for this 4Q, up by 5.9% compared to this 3Q, representing the highest three-month operating income in our history. The average exchange rate between the Japanese yen and the U.S. dollar for this 4Q was ¥119.09 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 4%, compared to this 3Q. The average exchange rate between the Japanese yen and the Euro for this 4Q was ¥134.18 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 6%, compared to this 3Q. Fluctuations in foreign currency exchange rates had a positive effect on our net sales of approximately ¥5,800 million as well as on our operating income of approximately ¥300 million for this 4Q compared to this 3Q.

Income before income taxes and net income attributable to Nidec Corporation decreased 12.5% to ¥26,062 million and 14.7% to ¥18,185 million, respectively, for this 4Q compared to this 3Q.

Operating Results by Product Category for This 4Q Compared to This 3Q

Small precision motors-

			Yen in millions
	Three months ended March 31, 2015	Three months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	¥102,916	¥104,775	¥(1,859)	(1.8)%
Hard disk drives spindle motors	55,404	55,304	100	0.2
Other small precision motors	47,512	49,471	(1,959)	(4.0)
Operating income of small precision motors	15,692	16,714	(1,022)	(6.1)
Operating income ratio	15.2%	16.0%	-	-

Net sales of small precision motors decreased 1.8% to ¥102,916 million for this 4Q compared to this 3Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥3,900 million on net sales of small precision motors for this 4Q compared to this 3Q.

Net sales of spindle motors for HDDs for this 4Q increased 0.2% to ¥55,404 million, compared to this 3Q.  The number of units sold of spindle motors for HDDs for this 4Q decreased approximately 5% compared to this 3Q.

Net sales of other small precision motors for this 4Q decreased 4.0% to ¥47,512 million compared to this 3Q. This decrease was mainly due to decreases in sales of other small motors.

Operating income of small precision motors decreased 6.1% to ¥15,692 million for this 4Q compared to this 3Q. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of ¥800 million for this 4Q compared to this 3Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended March 31, 2015	Three months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	¥126,737	¥114,892	¥11,845	10.3%
Appliance, commercial and industrial products	71,861	65,822	6,039	9.2
Automotive products	54,876	49,070	5,806	11.8
Operating income of automotive, appliance, commercial and industrial products	10,261	9,263	998	10.8
Operating income ratio	8.1%	8.1%	-	-

Net sales of automotive, appliance, commercial and industrial products increased 10.3% to ¥126,737 million for this 4Q compared to this 3Q.

Net sales of appliance, commercial and industrial products for this 4Q increased 9.2% compared to this 3Q mainly due to a seasonal increase in sales of motors for air conditioning equipment and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this 4Q increased 11.8% compared to this 3Q. This increase was mainly due to an increase in orders for motors for electric power steering.

Operating income of automotive, appliance, commercial and industrial products increased 10.8% to ¥10,261 million for this fiscal year compared to the previous fiscal year mainly due to the increase in sales and our efforts to reduce expenses.

Machinery-

			Yen in millions
	Three months ended March 31, 2015	Three months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	¥27,667	¥26,111	¥1,556	6.0%
Operating income of machinery	4,655	4,867	(212)	(4.4)
Operating income ratio	16.8%	18.6%	-	-

Net sales of machinery increased 6.0% to ¥27,667 million for this 4Q compared to this 3Q mainly due to an increase in sales of test systems for smartphones and tablet computers at Nidec-Read Corporation.

Operating income of machinery decreased 4.4% to ¥4,655 million for this 4Q compared to this 3Q mainly due to changes in product mix.

Electronic and optical components-

			Yen in millions
	Three months ended March 31, 2015	Three months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	¥15,846	¥16,705	¥(859)	(5.1)%
Operating income of electronic and optical components	1,374	1,279	95	7.4
Operating income ratio	8.7%	7.7%	-	-

Net sales of electronic and optical components decreased 5.1% to ¥15,846 million for this 4Q compared to this 3Q mainly due to a seasonal decrease in sales.

Operating income of electronic and optical components increased 7.4% to ¥1,374 million for this 4Q compared to this 3Q. This increase mainly reflected an improvement in product mix.

Other products-

			Yen in millions
	Three months ended March 31, 2015	Three months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	¥1,453	¥1,772	¥(319)	(18.0)%
Operating income of other products	255	232	23	9.9
Operating income ratio	17.5%	13.1%	-	-

Net sales of other products decreased 18.0% to ¥1,453 million for this 4Q compared to this 3Q.

Operating income of other products increased 9.9% to ¥255 million for this 4Q compared to this 3Q.

(2) Financial Position

	As of March 31, 2015	As of March 31, 2014	Increase or decrease
Total assets (million)	¥1,355,139	¥1,166,938	¥188,201
Total liabilities (million)	601,841	626,145	(24,304)
Nidec Corporation shareholders’ equity (million)	745,171	517,971	227,200
Interest-bearing debt (million) *1	282,498	351,256	(68,758)
Net interest-bearing debt (million) *2	12,596	103,516	(90,920)
Debt ratio (%) *3	20.8	30.1	(9.3)
Debt to equity ratio (“D/E ratio”) (times) *4	0.38	0.68	(0.30)
Net D/E ratio (times) *5	0.02	0.20	(0.18)
Nidec Corporation shareholders’ equity to total assets (%)	55.0	44.4	10.6

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” (including convertible bonds) in our consolidated balance sheet.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥188,200 million to ¥1,355,139 million as of March 31, 2015 compared to March 31, 2014. This increase was mainly due to an increase of approximately ¥46,700 million in inventories, an increase of approximately ¥40,300 million in property, plant and equipment, an increase of approximately ¥38,300 million in trade accounts receivable, an increase of approximately ¥22,200 million in cash and cash equivalents and an increase of approximately ¥20,100 million in goodwill.

Total liabilities decreased approximately ¥24,300 million to ¥601,841 million as of March 31, 2015 compared to March 31, 2014. Our long-term debt decreased approximately ¥114,800 million to approximately ¥184,600 million as of March 31, 2015 compared to March 31, 2014. On the other hand, our short-term borrowings increased approximately ¥29,800 million to approximately ¥52,400 million, and our current portion of long-term debt increased approximately ¥16,200 million to approximately ¥45,500 million as of March 31, 2015 compared to March 31, 2014.

The decrease of approximately ¥114,800 million in our long-term debt and the increase of approximately ¥16,200 million in our current portion of long-term debt were mainly due to the reclassification from long-term liability to current liability of approximately ¥96,000 million aggregate principal amount of the euro yen convertible bonds with stock acquisition rights due 2015 because the maturity date is less than one year away. Current portion of long-term debt decreased approximately ¥74,000 million due to the allocation of treasury stock and issuances of new shares resulting from exercises of stock acquisition rights relating to convertible bonds.

Our net interest-bearing debt decreased approximately ¥90,900 million to approximately ¥12,600 million as of March 31, 2015 compared to March 31, 2014. Our debt ratio decreased to 20.8% as of March 31, 2015 from 30.1% as of March 31, 2014. Our D/E ratio was 0.38 as of March 31, 2015 compared to 0.68 as of March 31, 2014. Our net D/E ratio was 0.02 as of March 31, 2015 compared to 0.20 as of March 31, 2014.

Nidec Corporation shareholders’ equity increased approximately ¥227,200 million to ¥745,171 million as of March 31, 2015 compared to March 31, 2014. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in positive foreign currency translation adjustments of approximately ¥76,800 million, an increase in retained earnings of approximately ¥60,400 million, an increase of additional paid-in capital of approximately ¥40,300 million and a net decrease in treasury stock of approximately ¥39,600 million as of March 31, 2015 compared to March 31, 2014. The decrease in treasury stock was due to the allocation of treasury shares to Nidec Copal Electronics shareholders and Nidec-Read shareholders in connection with the share exchange transactions to make Nidec Copal Electronics and Nidec-Read wholly owned subsidiaries and the conversion of the convertible bonds into treasury stock. Nidec Corporation shareholders’ equity to total assets increased to 55.0% as of March 31, 2015 from 44.4% as of March 31, 2014.

In connection with our acquisition of Nidec GPM in the fiscal year ended March 31, 2015, we recorded approximately ¥40,300 million in assets in the aggregate, including approximately ¥13,800 million in goodwill, and approximately ¥9,900 million in liabilities in the aggregate, including approximately ¥2,900 million in trade notes and accounts payable. We are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec GPM. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2015.

Overview of Cash Flow-

	(Yen in millions)
	For the year ended March 31		Increase or decrease
	2015	2014
Net cash provided by operating activities	¥91,875	¥87,219	¥4,656
Net cash used in investing activities	(81,230)	(63,178)	(18,052)
Free cash flow *1	10,645	24,041	(13,396)
Net cash (used in) provided by financing activities	¥(19,508)	¥13,471	¥(32,979)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the fiscal year ended March 31, 2015 ("this fiscal year") were a net cash inflow of ¥91,875 million. Compared to the fiscal year ended March 31, 2014 ("the prior fiscal year"), our cash inflow from operating activities for this fiscal year increased approximately ¥4,700 million. This increase was mainly due to an increase of approximately ¥19,500 million in our consolidated net income. On the other hand, net changes in operating assets and liabilities decreased approximately ¥27,600 million, which consists of an increase of approximately ¥19,700 million in operating assets and a decrease of approximately ¥7,900 million in operating liabilities.

Cash flows from investing activities for this fiscal year were a net cash outflow of ¥81,230 million. Compared to the prior fiscal year, our net cash outflow from investing activities for this fiscal year increased approximately ¥18,100 million mainly due to an increase in addition to property, plant and equipment of approximately ¥17,700 million and an increase in acquisitions of businesses, net of cash acquired, of approximately ¥4,000 million. On the other hand, inflow in proceeds from sales of business and net cash divested increased approximately ¥3,200 million.

As a result, we had a positive free cash flow of ¥10,645 million for this fiscal year compared to a positive free cash flow of ¥24,041 million for the prior fiscal year.

Cash flows from financing activities for this fiscal year were a net cash outflow of ¥19,508 million. Compared to the prior fiscal year, our net cash outflow from financing activities for this fiscal year increased approximately ¥33,000 million. For this fiscal year, we had a decrease in proceeds from issuance of corporate bonds of approximately ¥50,000 million and a decrease in proceeds from issuance of long-term debt of approximately ¥29,900 million compared to the prior fiscal year, which were partially offset by a positive impact of approximately ¥41,400 million of net changes in short term borrowings.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of March 31, 2015 was ¥269,902 million, an increase of approximately ¥22,200 million from March 31, 2014.

Reference:

	As of March 31, 2015	As of March 31, 2014	As of March 31, 2013	As of March 31, 2012	As of March 31, 2011
Shareholders’ equity to total assets	55.0%	44.4%	41.3%	46.2%	47.5%
Total market value of Nidec's shares (*1) (*4) to total assets	173.3%	148.4%	75.4%	128.9%	133.3%
Interest-bearing liabilities (*2) to net cash provided by operating activities	3.1	4.0	2.8	3.3	1.9
Interest coverage ratio (*3)	62.8	53.3	279.2	173.4	223.3

Notes:

*1. Total market value of Nidec’s shares to total assets is a non-GAAP measure. Total market value is calculated as the closing stock price at fiscal year end multiplied by the number of shares issued at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: Total amount of “short-term borrowings”, “current portion of long-term debt” and “long-term debt” in the consolidated balance sheet

*3. Interest coverage ratio: Net cash provided by operating activities divided by “interest payments” during a fiscal year

*4: To supplement our balance sheets presented on a GAAP basis, we use a non-GAAP measure of balance sheets to analyze our operational balance sheets. The presentation of a non-GAAP measure is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheets figures as a measure of financial position.

(3) Business Forecasts for the Fiscal Year ending March 31, 2016

Based on the recent global economic trends that we have identified, due to lingering concerns regarding a possible bubble in China and the debt problem in Europe, there remains a risk of a downward turn in these regions. However, we expect that Japan will stay on its path to recovery because it is well-positioned to benefit from the comparative health of the U.S. economy, the weak Japanese yen and low crude oil prices.

In this business environment, we aim to push forward in achieving the goals set forth in our new business strategy for the fiscal year ended March 31, 2021.

Set forth below are our business performance forecasts prepared in light of and subject to our current assumptions and uncertainties. See the “Cautionary Note Regarding Forward-Looking Statements” included on p.18 of this report.

Forecast of consolidated results for the fiscal year ending March 31, 2016

Net sales	¥1,150,000 million	(Up 11.8% from the previous fiscal year)
Operating income	¥130,000 million	(Up 16.9% from the previous fiscal year)
Income before income taxes	¥126,000 million	(Up 17.4% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥90,000 million	(Up 18.1% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2015

Net sales	¥550,000 million	(Up 12.4% from the same period of the previous fiscal year)
Operating income	¥58,000 million	(Up 11.7% from the same period of the previous fiscal year)
Income before income taxes	¥56,000 million	(Up 8.7% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥40,000 million	(Up 9.0% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥115 and €1 = ¥125. The exchange rates between relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

(4) Dividend Policy

We uphold shareholder-oriented management and pursue high growth, high profitability and high share value to build long-term, sustainable growth in shareholder value. We seek to lay out our vision for the future on a regular and timely basis to keep stakeholders informed on how we intend to respond to changing opportunities and challenges as we continue to strive to succeed in our endeavors. Placing importance on regular dividend payments, we seek to increase our dividend payout to around 30% of our consolidated net income and use reserves to reinforce our management structure, expand our business horizons, and eventually to improve our profitability and shareholder value.

We have determined the year-end dividend to be ¥40.0 per share for the fiscal year ended March 31, 2015. As a result, together with the interim dividend of ¥30.0 per share, the full-year dividend will be ¥70.0 per share. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation, for this fiscal year is approximately 25.7%.

Our current dividend forecast for the year ending March 31, 2016 is a full-year dividend of ¥80.0 per share (an interim dividend of ¥40.0 per share and a year-end dividend of ¥40.0 per share.) Based on this forecast, the dividend payout ratio for the fiscal year ending March 31, 2016 that we are aiming to achieve is approximately 26.4%.

(5) Risk Factors

The significant risks relating to our business that we recognized as of March 31, 2015 included those relating to:

•

our dependence on the hard disc drive market,

•

our dependence on the information storage and communication industry,

•

concentration of sales in a small number of customers,

•

geographical concentration of our facilities,

•

downward pricing pressure,

•

our suppliers,

•

competition,

•

commercializing customized products,

•

product defects,

•

our dependence on production and sales in developing countries,

•

business structure streamlining,

•

the incomparability of our quarterly operating results,

•

our advanced planning for production and inventory,

•

our M&A strategy,

•

our growth placing strains on management and operational and financial resources,

•

our dependence on our founder, Chairman of the Board, President and CEO, Mr. Shigenobu Nagamori,

•

our failure to achieve our corporate objectives or business strategies,

•

our reliance on monthly financial data from operating segments not prepared on a U.S. GAAP basis,

•

legal and regulatory compliance,

•

our internal controls over financial reporting,

•

patents and other intellectual property rights,

•

leaks of confidential information,

•

hiring and retention of qualified personnel,

•

our pension plans,

•

impairment of goodwill and long-lived assets,

•

uncertainties relating to deferred tax assets,

•

foreign exchange fluctuations,

•

interest rate fluctuations,

•

unexpected drastic declines in the global economies,

•

our ability to collect on our accounts receivable,

•

stock value fluctuations,

•

our access to liquidity and capital,

•

natural disasters and other events over which we have little or no control, and

•

a substantial number of our shares of common stock being eligible for future sale.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

2. The Nidec Group

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 232 consolidated subsidiaries and 5 affiliated companies.

Its reportable segments are as follows.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drive motors, DC motors, fan motors, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd. in Thailand and its consolidated subsidiaries as well as other subsidiaries in Asia that are manufacturers of hard disk drive parts, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., in Singapore and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors, and fan motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fan motors.

The Nidec Philippines segment comprises Nidec Philippines Corporation in the Philippines and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products, and electronic components.

The Nidec Copal segment comprises Nidec Copal Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic and optical components, and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell electronic components.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation in Japan and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Americas Holdings Corporation in U.S.A and its consolidated subsidiaries including Nidec Motor Corporation in Japan and other subsidiaries in North America, South America, Asia, Europe, and others, which primarily produce and sell appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America, Japan and Asia, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Our core product categories include: "small precision motors," "automotive, appliance, commercial and industrial products," "machinery," "electronic and optical components" and "others." Our principal business activities in each of these product categories are carried out in the areas of product development, manufacturing and sales.

The business activities of Nidec Corporation and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category		Principal Companies
Small precision motors	Spindle motors for HDDs	Nidec Corporation Nidec Electronics (Thailand) Co., Ltd. Nidec Philippines Corporation Nidec (Zhejiang) Corporation Nidec (H.K.) Co., Ltd. Nidec Singapore Pte. Ltd.
	Other small precision motors	Nidec Corporation Nidec Sankyo Corporation Nidec (H.K.) Co., Ltd. Nidec (Dong Guan) Limited Nidec Servo Corporation Nidec Seimitsu Corporation Nidec Copal Corporation
Automotive, appliance, commercial and industrial products	Appliance, commercial and industrial products	Nidec Motor Corporation Nidec ASI S.p.A. Nidec Kinetek Corporation Nidec Techno Motor Corporation Nidec Shibaura (Zhejiang) Co., Ltd.
Automotive products

Nidec Corporation

Nidec Tosok Corporation

Nidec Tosok (Vietnam) Co., Ltd.

Nidec Motors & Actuators (Germany) GmbH

Nidec Electronics GmbH

Nidec GPM GmbH

Nidec Automotive Motor (Zhejiang) Corporation

Nidec (Dalian) Limited

Nidec Elesys Corporation

Machinery		Nidec Sankyo Corporation Nidec-Shimpo Corporation Nidec-Read Corporation Nidec Copal Corporation
Electronic and optical components		Nidec Copal Corporation Nidec Copal Electronics Corporation Nidec Sankyo Corporation
Others		Nidec Global Service Corporation

3. Management Policies

(1) Basic management policies

We aim to become the world’s number one comprehensive motor manufacturer, maximize shareholder value and meet the expectations of shareholders by achieving higher growth, profit and stock prices over the long-term.  We seek to uphold the following three management goals and principles:

1.

Provide employment opportunities created from stable business growth,

2.

Supply universally desired, indispensable products for the common good, and

3.

Pursue the number one position in all that we undertake.

(2) Management targets

We have launched a new medium-term strategic target for the fiscal year ended March 31, 2021. Its main components are as follows:

1.

Consolidated net sales of ¥2 trillion yen (including approximately ¥500 billion yen contributed by new M&A activity)

2.

Consolidated net sales of automotive products of ¥700 biliion yen to ¥1 trillion yen

3.

Consolidated operating income ratio of at least 15%

4.

ROE (return on shareholders’ equity) of at least 18% (assuming shareholders’ equity to total assets of 60%)

5.

Establishment of a five-pronged global business management system

(3) The Nidec Group’s mid- to long-term business strategies

To achieve the targets set forth in our new medium-term strategic target, the Nidec Group, acting based on “its organic growth strategy” and “M&A strategy,” seeks to enhance and expand our business portfolio and achieve more uniformity among the group companies. In addition, we expect that our “personnel strategy” will be a key contributor to our growth. We seek to implement measures that will allow us to cultivate a workforce of global leaders and global personnel, and to foster an environment with even greater opportunities for women to contribute and succeed. We plan to shift as promptly as possible from our current business portfolio to an improved and expanded business portfolio consisting of four core business lines—“small precision motors,” “appliance, commercial and industrial motor products,” “automotive products” and “other products.”  As part of this plan, during the fiscal year ended March 31, 2013, we launched a business enhancement system through which we aim to promote a market-oriented approach for each area of operation particularly in terms of formulating new strategic ideas and operational implementation. During the fiscal year ended March 31, 2014, we established a Nidec Research and Development Center, Japan, and global business promotion division. In addition, during the fiscal year ended March 31, 2015, we have endeavored to accelerate the integration of our group companies in the global market with the establishment of a global purchasing management division, the addition of a new facility in India’s Rajasthan province that will bring together our automotive products and appliance, commercial and industrial products manufacturing operations for the first time, and the implementation of two share exchange transactions to make Nidec Copal Electronics and Nidec-Read our wholly owned subsidiaries.

1. Global organic growth strategy

Taking advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors, we aim to create new products using the motor and related technologies that we have developed over the years and cultivate new markets, while establishing a global manufacturing, sales, and research and development network, with a focus on newly emerging markets.

1) We seek to stimulate new demand for and develop small precision motor products by anticipating and staying ahead of market trends, taking advantage of the growth in smart phones and tablets and the emergence of wearable devices in the IT sector, as well as the focus on energy efficiency and wireless technology in the home appliances sector. We anticipate that a dramatic increase in demand for high-capacity HDDs for data storage will emerge on account of the current movement toward cloud-based data storage that is accompanying the growth in the smart phone market. We aim to further enhance our technological advantages relating to high-capacity HDDs and develop innovative technologies that are tailored for larger HDD capacity and expanding HDD applications. We also aim to broaden our relationships with major global home appliance manufacturers and develop new energy-efficient home appliance applications, while also pursuing modularization that utilizes the technological knowhow of the entire Nidec Group. We will also seek to respond to the growing importance of vibrating motors as smart phone usage continues to increase and the market for wearable devices grows, and to proactively meet the demand for next-generation vibrating motors that arises with the introduction of haptic technology.

2) We seek to accelerate the growth of our automotive product business as well as our home appliance, industrial and industrial product businesses, which are expected to become one of our major products, in response to market needs. By combining our motor technology with Nidec Tosok Corporation’s control valve technology and the sensor and control technology capabilities of Nidec Elesys Corporation, we aim to expand our automotive motor business by shifting from a product line-up consisting solely of motor products to a product line-up consisting of high value-added products through system modularization, and to meet the needs of the rapidly expanding market for advanced driver assistance systems (ADAS). German automotive pump manufacturer Nidec GPM, which became a newly consolidated subsidiary in the fiscal year ended March 31, 2015, supplies water pumps and oil pumps for major European automobile manufacturers and will seek to take advantage of the increased demand for electrical pumps that is expected to accompany the introduction of idling stop automobiles. In the beginning of the fiscal year ended March 31, 2015, in order to integrate our newly acquired foreign companies based on the relevant markets without regard to pre-acquisition corporate boundaries, we reorganized our home appliance, industrial and industrial product business into the following five markets:

1. Global home appliance motors

2. Commercial and home solutions

3. Elevator and drive systems

4. Industrial solutions

5. Air conditioner systems for the Asian market

3) During the fiscal year ended March 31, 2015, we established an Advanced Development Conference and a New Business Development Department to manage the upstream value chain as one element of our efforts to accelerate our growth through our “three new strategy” (new products, new markets and new clients). The New Business Development Department combines the corporate-level market and technology strategy functions of our existing Strategic Technology & Business Planning Department with a concrete new business development function, enabling us to accelerate our growing strength in business portfolio cultivation.

2. M&A strategy

We plan to continue to actively seek M&A opportunities as a critical part of our growth strategy as we aim to achieve growth quickly and efficiently. In the fiscal year ended March 31, 2014, we successfully completed the acquisitions of two companies. Nidec Corporation acquired Nidec Elesys Corporation, the former Honda Elesys Co., Ltd., while Nidec Sankyo, a subsidiary of Nidec Corporation, acquired Nidec Sankyo CMI Corporation, the former Mitsubishi Materials C.M.I. Corporation. Nidec GPM GmbH joined the Nidec Group in the fiscal year ended March 31, 2015.

We intend to actively seek M&A opportunities with articulated purposes, which include strengthening our market position in each of our business areas, including the automotive motor product business, which we expect to become a core business line within our business portfolio, supplementing our intra-group research and development operations, and acquiring know-how relating to low cost production.

3. Personnel Strategy

We see personnel strategy as a key to our further growth. We seek to implement measures that will allow us to cultivate a workforce of global leaders and global personnel, and to foster an environment with even greater opportunities for women to contribute and succeed.

Up until now, we have used various methods to convey the "Nidec spirit" to our employees, but in January of this year we established the "Nidec Way" as a concrete code of conduct that can be shared globally, and going forward we will conduct training to instill this code in our employees.

Furthermore, to develop personnel around the world who understand and embody our founder's philosophy, we opened our "Nagamori Business School" during the fiscal year ended March 31, 2016, and we will open our "Global Business College" during the fiscal year ending March 31, 2017.

Through these efforts, we aim to fulfill our vision of becoming an "All for dreams" global company that will still be demonstrating healthy growth 100 years from now.

(4) The Nidec Group’s challenges

1. Continue to enhance the corporate governance system

For the fiscal year ending March 31, 2016, we expect to have a total of two outside corporate auditors and three outside directors. To date, outside corporate auditors and directors have contributed to vigorous discussions in meetings of our board of directors.  We aim to further enhance our corporate governance system through these measures which are designed to enable our board of directors to better perform and fulfill its obligations and other efforts.

2. Enhance globalization efforts

We consider it critical and seek to accelerate our efforts to globalize our management system, under the leadership of our regional headquarters, and strengthen our global manufacturing, sales and product development operations in order to successfully compete in the increasingly competitive global market.

1) Globalize our management system

Rapid market globalization and intensifying competition require us to globalize our management system to enable us to promptly make decisions. We seek to enhance our management system so that it is able to adapt to global management by proactively hiring decision-makers locally for our foreign operations, improving the quality and efficiency of management through our regional headquarters, and accelerating the integration of business operations following acquisitions, among others.

2) Strengthen our global sales network

As a critical part of our new mid-term strategic goal, under the leadership of our global business promotion division, we aim to pursue a global sales strategy in which we will leverage our group synergies regarding sales and marketing functions to develop a solutions-based business to make inroads among major global companies and tap markets in fast-growing emerging economies, and thereby gain the largest market share in each of our business areas. Furthermore, we are making a group-wide effort to expand and strengthen a powerful sales network through group unification by consolidating the group's sales locations in our major global regions.

3) Strengthen our global manufacturing operations

As part of our global manufacturing strategy, we are constantly working to improve by sharing hard and soft best practices horizontally across production areas worldwide and by benchmarking effective utilization both internally and externally. When it comes to allocating production, with a focus on local production for local consumption so that we can supply products to our customers in a timely fashion, we are working to build a robust unified optimal regional manufacturing framework by returning to our focus on product quality as a top priority, pursuing further automation and putting IOT into practice, and rigorously seeking to improve productivity.

We are also solidifying the concept of opening a manufacturing technology research institute, the main purpose of which would be to accelerate the construction of a next-generation manufacturing platform for motors and various applications centered mainly on motors, laying the foundation for further business expansion.

Additionally, along with allocating our resources appropriately to minimize the risk of concentration of our manufacturing operations in a particular country or region, we are working to strengthen our purchasing power and further improve our supply chain costs, quality and development capabilities by carefully selecting business partners who will be able to grow alongside us, an effort that is spearheaded mainly by our newly established Global Purchasing Management Division.

4) Strengthen our global R&D capabilities

As part of our global research and development strategy that seeks to take advantage of the recent global trend favoring environmentally-friendly regulatory policies applicable to motors, following the establishment of basic motor research and development centers in Singapore and Taiwan, we also established the central Nidec Research and Development Center in Kawasaki, Japan, which focuses mainly on developing elemental and basic motor technology, and construction of the new facility was completed in January 2014. Also, to strengthen our solutions-based business, we are marshalling the technological prowess of our group companies to advance modularization and hybridization.

We seek to meet market demand for shorter development cycles for home appliance, commercial and industrial use motors and automotive motor products, which are expected to drive our future growth, by achieving synergies with the R&D operations of Nidec Motor Corporation in the United States and the United Kingdom. We also intend to implement group-wide measures to enhance our R&D capabilities to actively offer new products and technologies. For example, due to its energy efficiency and durability, Nidec Motor’s switched reluctance motor technology, which enables motors with no permanent magnet materials, is expected to be applied to a variety of products. As part of our global strategy to increase local manufacturing, where manufacturing is done in areas in close proximity to the relevant market (customers), we also seek to localize our R&D operations. For example, we plan to expand and strengthen our R&D facilities in Dalian, Dongguan and other locations in China.

5) Enhance our global management infrastructure

As a global company, we continue to enhance our group-wide management system, accounting and financial reporting systems and procedures, financial performance, and information disclosure systems and procedures that meet global standards.

In order to strengthen the foundation for our growth strategy, we are working to build our “Five-Pronged Global Business Management System” to accelerate both organic global growth and post-merger integration following acquisitions. Specifically, we are establishing regional headquarters that are responsible for improving management quality (governance, compliance and internal controls), improving management efficiency (high quality, low-cost regional shared services), and actively supporting post-merger integration. We established such regional headquarters in China in January 2012 and in the United States in October 2014, and we completed the application for the reorganization of our regional headquarters for Europe, the Middle East and Africa (EMEA) in March 2015. In Asia, we are evolving toward regional oversight as we seek the optimal model for each country. We also continue to pursue our mid-term information technology plan, under which we aim to create an IT system that is standardized at a level sufficient to enable us to globally grow while also being sufficiently flexible to adapt to changes.

Additionally, with the aim of strengthening and improving the efficiency of our group financial reporting, we are examining the various steps we will need to take, and their timing, in order to adopt International Financial Reporting Standards (IFRS) beginning in the fiscal year ending March 31, 2017.

We previously maintained a “federate-style” management system, under which each group company we acquired maintained a high degree of independence and autonomy in managing its business operations. However, in response to globalization, we are now quickly moving towards unified group management.

Our Operational Management and Audit Department, the department responsible for group-wide internal controls, seeks to establish a global audit system in an effort to strengthen the supervision in the area of prevention of improper conduct as the global management system is further enhanced, and further enhance our internal control system based on the experience and know-how gained through the past audits of our financial statements and the implementation of measures to comply with the U.S. Sarbanes-Oxley Act of 2002.  We also seek to improve our disclosure system and policy through enhanced cooperation between a committee responsible for information disclosure and other relevant specialized departments.

Such specialized departments and offices, including the Compliance Office, the Risk Management Office, and the CSR (corporate social responsibility) Promotion Office, also collaborate with one another and other departments as appropriate.  We seek to find ways to create jobs and otherwise contribute to society based on our basic management policy as a good corporate citizen.

4. Basic rationale for selection of accounting standards

We are planning to adopt International Financial Reporting Standards (IFRS) from the fiscal year ending March 31, 2017 to strengthen and improve the efficiency of financial reporting.We are currently evaluating the details of, and timeline for, the transition..

5. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31, 2015		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥269,902		¥247,740		¥22,162
Trade notes receivable	15,221		12,188		3,033
Trade accounts receivable	222,396		184,096		38,300
Inventories:
Finished goods	75,423		51,671		23,752
Raw materials	51,172		39,974		11,198
Work in process	39,309		29,011		10,298
Supplies and other	5,107		3,669		1,438
Other current assets	51,984		48,067		3,917
Total current assets	730,514	53.9	616,416	52.8	114,098

Investments and advances:
Marketable securities and other securities investments	21,516		16,437		5,079
Investments in and advances to affiliated companies	2,167		2,018		149
Total investments and advances	23,683	1.8	18,455	1.6	5,228

Property, plant and equipment:
Land	47,377		46,328		1,049
Buildings	190,330		177,583		12,747
Machinery and equipment	426,352		364,453		61,899
Construction in progress	33,830		18,372		15,458
Sub-total	697,889	51.5	606,736	52.0	91,153
Less - Accumulated depreciation	(358,911)	(26.5)	(308,063)	(26.4)	(50,848)
Total property, plant and equipment	338,978	25.0	298,673	25.6	40,305
Goodwill	172,430	12.7	152,368	13.1	20,062
Other non-current assets	89,534	6.6	81,026	6.9	8,508
Total assets	¥1,355,139	100.0	¥1,166,938	100.0	¥188,201

Liabilities and Equity

	Yen in millions
	March 31, 2015		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥52,401		¥22,600		¥29,801
Current portion of long-term debt	45,485		29,245		16,240
Trade notes and accounts payable	194,998		166,383		28,615
Accrued expenses	33,375		31,045		2,330
Other current liabilities	37,890		33,285		4,605
Total current liabilities	364,149	26.9	282,558	24.2	81,591

Long-term liabilities:
Long-term debt	184,612		299,411		(114,799)
Accrued pension and severance costs	19,576		17,912		1,664
Other long-term liabilities	33,504		26,264		7,240
Total long-term liabilities	237,692	17.5	343,587	29.5	(105,895)

Total liabilities	601,841	44.4	626,145	53.7	(24,304)

Equity:
Common stock	77,071	5.7	66,551	5.7	10,520
Additional paid-in capital	105,459	7.8	65,197	5.6	40,262
Retained earnings	427,842	31.6	367,485	31.5	60,357

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	131,330		54,540		76,790
Net unrealized gains and losses on securities	7,412		4,185		3,227
Net gains and losses on derivative instruments	(1,072)		(24)		(1,048)
Pension liability adjustments	(2,844)		(323)		(2,521)
Total accumulated other comprehensive income (loss)	134,826	9.9	58,378	5.0	76,448

Treasury stock, at cost	(27)	0.0	(39,640)	(3.4)	39,613
Total Nidec Corporation shareholders’ equity	745,171	55.0	517,971	44.4	227,200
Noncontrolling interests	8,127	0.6	22,822	1.9	(14,695)
Total equity	753,298	55.6	540,793	46.3	212,505
Total liabilities and equity	¥1,355,139	100.0	¥1,166,938	100.0	¥188,201

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the year ended March 31

Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Net sales	¥1,028,385	100.0	¥875,109	100.0	¥153,276	17.5
Cost of products sold	786,207	76.5	674,903	77.1	111,304	16.5
Selling, general and administrative expenses	85,781	8.3	77,534	8.9	8,247	10.6
Research and development expenses	45,179	4.4	37,808	4.3	7,371	19.5
Operating expenses	917,167	89.2	790,245	90.3	126,922	16.1
Operating income	111,218	10.8	84,864	9.7	26,354	31.1

Other income (expenses):
Interest and dividend income	2,359		2,376		(17)
Interest expenses	(1,487)		(1,526)		39
Foreign exchange gain (loss), net	804		(56)		860
Gain (loss) from marketable securities, net	70		245		(175)
Other, net	(5,593)		(1,443)		(4,150)
Total	(3,847)	(0.4)	(404)	(0.0)	(3,443)	-
Income before income taxes	107,371	10.4	84,460	9.7	22,911	27.1
Income taxes	(29,111)	(2.8)	(25,658)	(3.0)	(3,453)	-
Equity in net income (loss) of affiliated companies	29	0.0	(25)	(0.0)	54	-
Consolidated net income	78,289	7.6	58,777	6.7	19,512	33.2
Less: Net (income) loss attributable to noncontrolling interests	(2,073)	(0.2)	(2,505)	(0.3)	432	-
Net income attributable to Nidec Corporation	¥76,216	7.4	¥56,272	6.4	¥19,944	35.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Year ended March 31		Increase or
	2015	2014	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥78,289	¥58,777	¥19,512	33.2
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	77,751	43,429	34,322	79.0
Net unrealized gains and losses on securities	3,243	2,980	263	8.8
Net gains and losses on derivative instruments	(1,048)	(266)	(782)	-
Pension liability adjustments	(2,534)	738	(3,272)	-
Total	77,412	46,881	30,531	65.1
Total comprehensive income (loss)	155,701	105,658	50,043	47.4
Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,037)	(3,961)	924	-
Comprehensive income (loss) attributable to Nidec Corporation	¥152,664	¥101,697	¥50,967	50.1

Note:Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

(3) Consolidated Statements of Changes in Equity

For the year ended March 31, 2015
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additio nal paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,485	¥58,378	¥(39,640)	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income				76,216			76,216	2,073	78,289
Other comprehensive income (loss):
Foreign currency translation adjustments					76,790		76,790	961	77,751
Net unrealized gains and losses on securities					3,227		3,227	16	3,243
Net gains and losses on derivative instruments					(1,048)		(1,048)	-	(1,048)
Pension liability adjustments					(2,521)		(2,521)	(13)	(2,534)
Total comprehensive income (loss):							152,664	3,037	155,701

Conversion of convertible bond	3,958,256	10,520	34,582			29,130	74,232	-	74,232
Purchase of treasury stock						(2,159)	(2,159)	-	(2,159)
Change in ownership of subsidiaries in connection with share exchange transaction			5,175			11,960	17,135	(17,135)	-
Dividends paid to shareholders of Nidec Corporation				(15,859)			(15,859)	-	(15,859)
Dividends paid to noncontrolling interests							-	(611)	(611)
Capital transactions with consolidated subsidiaries and other			505			682	1,187	14	1,201
Balance at March 31, 2015	294,108,416	¥77,071	¥105,459	¥427,842	¥134,826	¥(27)	¥745,171	¥8,127	¥753,298

For the year ended March 31, 2014
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2013	290,150,160	¥66,551	¥70,518	¥322,638	¥12,953	¥(57,007)	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income				56,272			56,272	2,505	58,777
Other comprehensive income (loss):
Foreign currency translation adjustments					41,904		41,904	1,525	43,429
Net unrealized gains and losses on securities					2,998		2,998	(18)	2,980
Net gains and losses on derivative instruments					(266)		(266)	-	(266)
Pension liability adjustments					789		789	(51)	738
Total comprehensive income (loss):							101,697	3,961	105,658

Purchase of treasury stock						(2,838)	(2,838)	-	(2,838)
Change in ownership of subsidiaries in connection with share exchange transaction			(4,279)			20,655	16,376	(16,376)	-
Dividends paid to shareholders of Nidec Corporation				(11,425)			(11,425)	-	(11,425)
Dividends paid to noncontrolling interests							-	(894)	(894)
Capital transactions with consolidated subsidiaries and other			(1,042)			(450)	(1,492)	(2,033)	(3,525)
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,485	¥58,378	¥(39,640)	¥517,971	¥22,822	¥540,793

Notes:

1. Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

2. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted shares of common stock under the assumption that the stock split had been implemented on March 31, 2013, retrospectively.

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2015	2014

Cash flows from operating activities:
Consolidated net income	¥78,289	¥58,777	¥19,512
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	45,102	39,497	5,605
Amortization	8,284	6,814	1,470
Gain from marketable securities, net	(70)	(245)	175
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(275)	534	(809)
Loss recovery and gain on property, plant and equipment damaged in flood	-	(62)	62
Deferred income taxes	6,602	9,146	(2,544)
Equity in net (income) loss of affiliated companies	(29)	25	(54)
Foreign currency adjustments	1,634	(3,498)	5,132
Accrual for pension and severance costs, net payments	1,583	(4,240)	5,823
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(20,109)	(19,957)	(152)
Increase in inventories	(29,565)	(10,070)	(19,495)
Increase in notes and accounts payable	10,054	14,299	(4,245)
Increase in accrued income taxes	220	3,899	(3,679)
Other	(9,845)	(7,700)	(2,145)
Net cash provided by operating activities	91,875	87,219	4,656

Cash flows from investing activities:
Additions to property, plant and equipment	(58,042)	(40,297)	(17,745)
Proceeds from sales of property, plant and equipment	3,110	2,601	509
Insurance proceeds related to property, plant and equipment damaged in flood	-	2,772	(2,772)
Purchases of marketable securities	(6)	(309)	303
Proceeds from sales and redemption of marketable securities	68	1,059	(991)
Acquisitions of business, net of cash acquired	(27,343)	(23,350)	(3,993)
Proceeds from sales of business, net cash divested	3,381	210	3,171
Other	(2,398)	(5,864)	3,466
Net cash used in investing activities	(81,230)	(63,178)	(18,052)

	Yen in millions
	Year ended March 31		Increase or decrease
	2015	2014

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	29,592	(11,821)	41,413
Proceeds from issuance of long-term debt	78	30,000	(29,922)
Repayments of long-term debt	(30,104)	(34,323)	4,219
Proceeds from issuance of corporate bonds	-	50,000	(50,000)
Redemption of corporate bonds	-	(4,250)	4,250
Purchases of treasury stock	(2,159)	(2,838)	679
Payments for additional investments in subsidiaries	(292)	(217)	(75)
Dividends paid to shareholders of Nidec Corporation	(15,859)	(11,425)	(4,434)
Dividends paid to noncontrolling interests	(611)	(894)	283
Other	(153)	(761)	608
Net cash (used in) provided by financing activities	(19,508)	13,471	(32,979)

Effect of exchange rate changes on cash and cash equivalents	31,025	16,808	14,217
Net increase in cash and cash equivalents	22,162	54,320	(32,158)
Cash and cash equivalents at beginning of year	247,740	193,420	54,320
Cash and cash equivalents at end of year	¥269,902	¥247,740	¥22,162

Note: Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

(5) Notes of Consolidated Financial Statements

Notes regarding Going Concern Assumption

Not applicable.

Scope of Consolidation and Application of the Equity Method

1. Scope of consolidation

As of
March 31, 2015
Number of consolidated subsidiaries	232

2. Application of the equity method

As of
March 31, 2015
Number of affiliated companies accounted for under the equity method	5

3. Change in the scope of consolidation from March 31, 2014

Increase of consolidated subsidiaries	7
Decrease of consolidated subsidiaries	4

4. Change in significant subsidiaries

Not applicable.

5. Change in the application of the equity method from March 31, 2014

Not applicable.

6. Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

《Changes Relating to the Basis for Preparing Our Consolidated Financial Statements》

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Business Combinations

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.) in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

In addition, we are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt). These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of March 31, 2015.

Operating Segment Information

			Yen in millions
	Year ended March 31				Increase or decrease
	2015		2014
Net sales:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥181,325	13.0	¥165,953	13.8	¥15,372	9.3
Nidec Electronics (Thailand)	124,465	8.9	111,605	9.3	12,860	11.5
Nidec (Zhejiang)	21,592	1.5	23,028	1.9	(1,436)	(6.2)
Nidec Singapore	67,425	4.8	58,642	4.9	8,783	15.0
Nidec (H.K.)	82,760	5.9	71,229	5.9	11,531	16.2
Nidec Philippines	54,001	3.9	48,839	4.1	5,162	10.6
Nidec Sankyo	123,042	8.8	98,876	8.2	24,166	24.4
Nidec Copal	41,081	2.9	49,341	4.1	(8,260)	(16.7)
Nidec Copal Electronics	32,955	2.4	31,306	2.6	1,649	5.3
Nidec Techno Motor	63,220	4.5	54,732	4.5	8,488	15.5
Nidec Motor	200,423	14.3	171,959	14.3	28,464	16.6
Nidec Motors & Actuators	194,206	13.9	125,633	10.4	68,573	54.6
All others	213,374	15.2	192,524	16.0	20,850	10.8
Sub-total	1,399,869	100.0	1,203,667	100.0	196,202	16.3
Adjustments and eliminations	(371,484)	-	(328,558)	-	(42,926)	-
Consolidated total	¥1,028,385	-	¥875,109	-	¥153,276	17.5

			Yen in millions
	Year ended March 31				Increase or decrease
	2015		2014
Operating income(loss):	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥14,083	12.2	¥13,184	14.5	¥899	6.8
Nidec Electronics (Thailand)	14,996	13.0	12,781	14.0	2,215	17.3
Nidec (Zhejiang)	488	0.4	(243)	(0.3)	731	-
Nidec Singapore	1,052	0.9	709	0.9	343	48.4
Nidec (H.K.)	613	0.5	483	0.5	130	26.9
Nidec Philippines	4,605	4.0	6,037	6.6	(1,432)	(23.7)
Nidec Sankyo	12,686	11.0	10,392	11.4	2,294	22.1
Nidec Copal	517	0.4	(1,323)	(1.5)	1,840	-
Nidec Copal Electronics	5,876	5.1	5,288	5.8	588	11.1
Nidec Techno Motor	7,291	6.3	6,671	7.3	620	9.3
Nidec Motor	11,690	10.1	8,880	9.7	2,810	31.6
Nidec Motors & Actuators	18,614	16.1	8,954	9.8	9,660	107.9
All others	23,159	20.0	19,397	21.3	3,762	19.4
Sub-total	115,670	100.0	91,210	100.0	24,460	26.8
Adjustments and eliminations	(4,452)	-	(6,346)	-	1,894	-
Consolidated total	¥111,218	-	¥84,864	-	¥26,354	31.1

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan.

3. Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

4. Parts of subsidiaries which were previously included in the Nidec Motor and the Nidec Tosok group which was previously identified as a reportable segment as well as the Nidec Elesys group which was previously included in the All others segment have been included in the Nidec Motors & Actuators segment. In addition, the Nidec Dalian which was previously identified as a reportable segment have been included in the All others due to its immateriality. Furthermore, basic research expenses and head office expenses have been included in the Adjustments and eliminations. Accordingly, previous period amounts have been reclassified.

5. The Nidec GPM group which was newly consolidated in February 2015 has been included in the Nidec Motors & Actuators segment.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2015
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥76,216	279,873	¥272.32
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(57)	16,782
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥76,159	296,655	¥256.73

For the year ended March 31, 2014
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,272	272,078	¥206.82
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(64)	18,400
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥56,208	290,478	¥193.50

Notes:

1. Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

2. We implemented a two-for-one stock split on our common stock effective on April 1, 2014. Therefore, we adjusted the earnings per share under the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

Subsequent events

Exercise of Euro Yen denominated zero coupon convertible bonds (the “Bonds”) due 2015

NIDEC’s treasury stock and issued shares of common stock were delivered from April 1, 2015 to April 22, 2015 upon exercise of the stock acquisition rights of the bonds. (Balance of the outstanding principal amounts of the bonds as of March 31, 2015: ¥21,445 million)

The details of the principal amounts of the exercised bonds, the used treasury stock and the issued shares of common stock are as follows:

1．Total principal amounts of the exercised bonds	¥ 1,665 million
2．Class of shares	Common stock
3．Total number of the used treasury stock	271 shares
4．Total amount of the used treasury stock	¥ 2 million
5．Total number of the issued shares of common stock	313,108 shares
6．Increase in common stock	¥ 832 million
7．Increase in additional paid-in capital	¥ 832 million

6. Others

(1) Changes in Directors

1. Proposed change in Representative Director (effective as of June 23, 2015):

1) Reason:

Add a Representative Director to further enhance Nidec Corporation’s management.

2) Description:

Mikio Katayama:	New post: Representative Director & Vice Chairman (Chief Technology Officer) (Current post: Vice Chairman (Chief Technology Officer))

3) Biographical information of the newly appointed representative:

New title:	Representative Director & Vice Chairman (Chief Technology Officer)
Name:	Mikio Katayama
Birth date:	December 12, 1957
Career summary:

April 1981: Sharp Corporation

April 2006: Representative Director & First Senior Vice President

April 2007: Representative Director & President

April 2012: Board Member & Chairman

September 2014: Executive Councilor, Nidec Corporation

October 2014: Vice Chairman (Chief Technology Officer) (current post)

2. Proposed changes in other Members of the Board of Directors

None.

(2)Results for the three months ended March 31

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Net sales	¥274,619	100.0	¥228,384	100.0	¥46,235	20.2
Cost of products sold	210,462	76.6	175,227	76.7	35,235	20.1
Selling, general and administrative expenses	22,076	8.1	21,021	9.2	1,055	5.0
Research and development expenses	11,590	4.2	9,138	4.0	2,452	26.8
Operating expenses	244,128	88.9	205,386	89.9	38,742	18.9
Operating income (loss)	30,491	11.1	22,998	10.1	7,493	32.6

Other income (expenses):
Interest and dividend income	686		386		300
Interest expenses	(420)		(377)		(43)
Foreign exchange gain (loss), net	(1,777)		(434)		(1,343)
Gain (loss) from marketable securities, net	2		5		(3)
Other, net	(2,920)		(643)		(2,277)
Total	(4,429)	(1.6)	(1,063)	(0.5)	(3,366)	-
Income (loss) before income taxes	26,062	9.5	21,935	9.6	4,127	18.8
Income taxes	(7,646)	(2.8)	(8,214)	(3.6)	568	-
Equity in net income (loss) of affiliated companies	3	0.0	5	0.0	(2)	(40.0)
Consolidated net income (loss)	18,419	6.7	13,726	6.0	4,693	34.2
Less: Net (income) loss attributable to noncontrolling interests	(234)	(0.1)	(507)	(0.2)	273	-
Net income (loss) attributable to Nidec Corporation	¥18,185	6.6	¥13,219	5.8	¥4,966	37.6

	Yen in millions
	Three months ended March 31		Increase or
	2015	2014	decrease
	Amount	Amount	Amount	%
Consolidated net income (loss)	¥18,419	¥13,726	¥4,693	34.2
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(9,180)	(12,591)	3,411	-
Net unrealized gains and losses on securities	808	(556)	1,364	-
Net gains and losses on derivative instruments	7	(185)	192	-
Pension liability adjustments	(2,703)	677	(3,380)	-
Total	(11,068)	(12,655)	1,587	-
Total comprehensive income (loss)	7,351	1,071	6,280	586.4
Less: Comprehensive (income) loss attributable to noncontrolling interests	(299)	(681)	382	-
Comprehensive income (loss) attributable to Nidec Corporation	¥7,052	¥390	¥6,662	-

Consolidated Statements of Comprehensive Income

Note:Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

(3)Quarterly Financial Data for the three months ended December 31, 2014, September 30, 2014 and June 30, 2014

	Yen in millions
	Three months ended
	June 30, 2014		September 30, 2014		December 31, 2014
	Amount	%	Amount	%	Amount	%
Net sales	¥240,188	100.0	¥249,323	100.0	¥264,255	100.0
Operating income	25,035	10.4	26,888	10.8	28,804	10.9
Income before income taxes	24,454	10.2	27,084	10.9	29,771	11.3
Consolidated net income	18,285	7.6	20,082	8.1	21,503	8.1
Net income attributable to Nidec Corporation	¥17,573	7.3	¥19,140	7.7	21,318	8.1

Note:Pursuant to ASC 805 “Business Combinations”, the results of operations for the three months ended June 30, 2014 and

September 30, 2014 have been retrospectively adjusted.

(4) Information by Product Category (unaudited)

	Yen in millions
	Year ended March 31, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥397,999	¥460,007	¥98,800	¥65,050	¥6,529	¥1,028,385	¥-	¥1,028,385
Intersegment	1,624	592	7,906	657	6,753	17,532	(17,532)	-
Total	399,623	460,599	106,706	65,707	13,282	1,045,917	(17,532)	1,028,385
Operating expenses	336,564	423,851	90,558	60,699	12,493	924,165	(6,998)	917,167
Operating income	¥63,059	¥36,748	¥16,148	¥5,008	¥789	¥121,752	¥(10,534)	¥111,218

	Yen in millions
	Year ended March 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥362,513	¥345,236	¥86,955	¥72,845	¥7,560	¥875,109	¥-	¥875,109
Intersegment	867	438	5,844	385	5,827	13,361	(13,361)	-
Total	363,380	345,674	92,799	73,230	13,387	888,470	(13,361)	875,109
Operating expenses	306,677	323,469	80,718	71,782	13,021	795,667	(5,422)	790,245
Operating income	¥56,703	¥22,205	¥12,081	¥1,448	¥366	¥92,803	¥(7,939)	¥84,864

	Yen in millions
	Three months ended March 31, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥102,916	¥126,737	¥27,667	¥15,846	¥1,453	¥274,619	¥-	¥274,619
Intersegment	853	268	2,518	242	1,340	5,221	(5,221)	-
Total	103,769	127,005	30,185	16,088	2,793	279,840	(5,221)	274,619
Operating expenses	88,077	116,744	25,530	14,714	2,538	247,603	(3,475)	244,128
Operating income	¥15,692	¥10,261	¥4,655	¥1,374	¥255	¥32,237	¥(1,746)	¥30,491

	Yen in millions
	Three months ended March 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥89,289	¥98,162	¥23,534	¥15,619	¥1,780	¥228,384	¥-	¥228,384
Intersegment	188	122	1,039	115	1,558	3,022	(3,022)	-
Total	89,477	98,284	24,573	15,734	3,338	231,406	(3,022)	228,384
Operating expenses	73,749	90,927	21,507	16,510	3,319	206,012	(626)	205,386
Operating income(loss)	¥15,728	¥7,357	¥3,066	¥(776)	¥19	¥25,394	¥(2,396)	¥22,998

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(5) Sales by Geographic Segment (unaudited)

	Yen in millions
	Year ended March 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥268,416	26.1	¥238,278	27.2	¥30,138	12.6
U.S.A	174,521	17.0	132,117	15.1	42,404	32.1
Singapore	70,956	6.9	63,950	7.3	7,006	11.0
Thailand	90,813	8.8	85,435	9.8	5,378	6.3
Philippines	28,699	2.8	24,506	2.8	4,193	17.1
China	235,409	22.9	197,134	22.5	38,275	19.4
Others	159,571	15.5	133,689	15.3	25,882	19.4
Total	¥1,028,385	100.0	¥875,109	100.0	¥153,276	17.5

	Yen in millions
	Three months ended March 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥66,833	24.3	¥63,493	27.8	¥3,340	5.3
U.S.A	48,656	17.7	34,745	15.2	13,911	40.0
Singapore	19,560	7.1	16,981	7.4	2,579	15.2
Thailand	26,484	9.7	19,550	8.6	6,934	35.5
Philippines	7,688	2.8	6,442	2.8	1,246	19.3
China	62,770	22.9	49,891	21.9	12,879	25.8
Others	42,628	15.5	37,282	16.3	5,346	14.3
Total	¥274,619	100.0	¥228,384	100.0	¥46,235	20.2

Note:

The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(6) Sales by Region (unaudited)

	Yen in millions
	Year ended March 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥197,559	19.2	¥155,802	17.8	¥41,757	26.8
Asia	528,176	51.4	447,667	51.2	80,509	18.0
Europe	108,186	10.5	103,940	11.9	4,246	4.1
Others	10,775	1.0	8,904	1.0	1,871	21.0
Overseas sales total	844,696	82.1	716,313	81.9	128,383	17.9
Japan	183,689	17.9	158,796	18.1	24,893	15.7
Consolidated total	¥1,028,385	100.0	¥875,109	100.0	¥153,276	17.5

	Yen in millions
	Three months ended March 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥55,849	20.3	¥45,667	20.0	¥10,182	22.3
Asia	140,019	51.0	109,387	47.9	30,632	28.0
Europe	31,614	11.5	29,558	12.9	2,056	7.0
Others	2,642	1.0	1,722	0.8	920	53.4
Overseas sales total	230,124	83.8	186,334	81.6	43,790	23.5
Japan	44,495	16.2	42,050	18.4	2,445	5.8
Consolidated total	¥274,619	100.0	¥228,384	100.0	¥46,235	20.2

Note:

The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

(7) Other information (unaudited)

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2015	2014		2015	2014
Net sales	¥1,028,385	¥875,109	17.5%	¥274,619	¥228,384	20.2%
Operating income	111,218	84,864	31.1%	30,491	22,998	32.6%
Ratio of operating income to net sales	10.8%	9.7%		11.1%	10.1%
Income before income taxes	107,371	84,460	27.1%	26,062	21,935	18.8%
Ratio of income before income taxes to net sales	10.4%	9.7%		9.5%	9.6%
Net income attributable to Nidec Corporation	76,216	56,272	35.4%	18,185	13,219	37.6%
Ratio of net income attributable to Nidec Corporation to net sales	7.4%	6.4%		6.6%	5.8%
Net income attributable to Nidec Corporation per share-basic	¥272.32	¥206.82		¥63.23	¥47.93
Net income attributable to Nidec Corporation per share-diluted	¥256.73	¥193.50		¥60.45	¥44.94

Total assets	¥1,355,139	¥1,166,938
Nidec Corporation shareholders’ equity	745,171	517,971
Nidec Corporation shareholders’ equity to total assets	55.0%	44.4%
Nidec Corporation shareholders’ equity per share	¥2,533.74	¥1,878.03

Net cash provided by operating activities	¥91,875	¥87,219
Net cash used in investing activities	(81,230)	(63,178)
Net cash (used in) provided by financing activities	(19,508)	13,471
Cash and cash equivalents at end of year	¥269,902	¥247,740

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

3. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted net income attributable to Nidec Corporation per share-basic, net income attributable to Nidec Corporation per share-diluted and Nidec Corporation shareholders’ equity per share accordingly to reflect the effect of the stock split.

2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	232
Number of affiliated companies accounted for under the equity method:	5

3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2014
Number of companies newly consolidated:	7
Number of companies excluded from consolidation:	4
Number of companies newly accounted for by the equity method:	-
Number of companies excluded from accounting by the equity method:	-